Mail Stop 4561

      December 7, 2005



William J. Gallagher
Chief Executive Officer and Chief Financial Officer
Sweet Success Enterprises, Inc.
1250 NE Loop 410, Suite 520
San Antonio, TX  78209

Re:	Sweet Success Enterprises, Inc.
	Amendment No. 1 to Registration Statement on Form 10-SB
	File No. 0-51542
      Filed November 15, 2005

Dear Mr. Gallagher:

      We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-SB
General
1. We note your response to comment 2; however, your disclosure continues to indicate that you purchased BAC in November 2002 and that BAC purchased the Sweet Success brand in December 2002.
Please
explain how BAC acquired the Sweet Success brand after you acquired
BAC.

2. Please revise to disclose whether the financing contemplated by the Think Equity Partners LLC agreement will likely be in the form of a PIPEs transaction or equity line financing.

3. Please revise to discuss the retail price of your products.

Competition, page 3

4. Refer to comment 9. Please revise to discuss the termination date of your agreement with California Natural Products. If the purchase order letter agreement is an at-will agreement, state so.

Marketing, page 4

5. We note your response to comment 10; however, we are unable to locate the requested disclosure. As such, please revise to quantify the retail stores in which your product is currently sold. Provide this information for both Nevada and Texas. In this connection, we note your disclosure on page 11 that you currently sell your beverage in Texas Metro`s. Please clarify what you mean by "Metro`s."

6. Your response to comment 12 indicates that Jon Barron subsequently developed "other formulations" under the Complete Fuel brand. However, your disclosure on page 19 indicates that Mr. Barron "helped develop the formula for Sweet Success Complete Fuel." Please revise your disclosure to clearly indicate whether Mr. Barron developed Complete Fuel that is currently being sold. If not, specifically identify the product line Mr. Barron has developed.

Item 2.  Management`s Discussion and Analysis of Results of
Operations and Financial Conditions, page 11

7. Please revise to discuss the 1% royalty to be paid to Mr.
Barron
on sales of products formulated by him, whether any such payments have been made to date, and if not, why not.

Liquidity and Capital Resources, page 15

8. Please revise to clarify that Think Equity Partners LLC is a placement agent rather than an entity that will provide capital and, disclose, if true, that there are no commitments to date to
provide
financing.  In this connection, we note your disclosure on page F-
12
that "there is no commitment from ThinkEquity Partners LLC to raise
$10,000,000 and the success of the financing will depend strictly on investor interest."

9. We note your response to comment 34. Please revise your disclosure to expand your discussion of future repayments. For example, discuss the payment schedule and amounts due. Further, disclose the terms of the advances including interest rates.

10. We note your response to prior comment 34. Please clarify for us why you indicate that $60,200 is due upon demand (apparently as of June 30, 2005). That amount appears to contradict your disclosure here and on the balance sheet which indicates that $40,207 is due to this officer at June 30, 2005.

Item 4.  Security Ownership, page 17

11. Refer to comment 38.  Please disclose the address of W.H.
Benjamin Gallagher as required by Item 403 of Regulation S-B. In this regard, we note that your disclosure in Item 5 does not identify
W.H. Benjamin Gallagher as an officer or director.

Part II

Item 1.  Market Prices Of And Dividends On The Company`s Common
Equity And Other Shareholder Matters, Page 23


Item 4.  Recent Sale of Unregistered Securities, page 23

12. We note that in February 2005 you issued 500,000 shares of common stock to Masseurs. Gallagher Canales and Darling for "services rendered." Please revise to describe the services rendered. Provide similar disclosure for the September 2004 issuance. Further, describe the "employee services" referred to in the July 2005 issuance.

13. Related to footnote 2 on page 26, please explain why you believe that contingent stock options and warrants have no value. We refer you to the example in paragraph 306 of SFAS 123. In addition, please tell us how you have accounted for the contingent options listed in the table in your historical financial statements.



Financial Statements

General

14. Please update your financial statements and related notes in accordance with Rule 3-10 (g) of Regulation S-B.

Description of Business and Summary of Significant Accounting
Policies, page F-7

15. Related to prior comment 52, please clearly identify the accounting acquirer and explain how you made that determination. Under the assumption that BAC was an operating company prior to the merger, BACs financial statements become the predecessor financial statements of Sweet Success Enterprises, Inc. Further assuming the above is accurate, the transaction is equivalent to the issuance of stock by BAC for the net monetary assets of New Bridge Reorganization
Corporation, accompanied by a recapitalization. Please make the appropriate revisions to your financial statements and the related notes. Additionally, your Statement of Changes in Stockholders` Deficit should not reclassify the accumulated deficit prior to the merger transaction provided it was incurred by the accounting acquirer.

Intangible Asset - Sweet Success Brand, page F-13

16. We note your response to prior comment 56. Please help us to understand, in sufficient detail, all the significant considerations that you made in setting your volatility assumption at .10% for purposes of valuing options and warrants on your common stock during
2003 and 2005 as disclosed in Note 6 to your financial statements. We still don`t understand how you have determined that such a low level of volatility is appropriate given the volatility that we have
seen in your stock which trades on the pink sheets.   Your
response
should cover all the key factors you have considered under paragraph
285 of SFAS 123.

* * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Direct any questions regarding the accounting comments to Howard
Efron at (202) 551-3439, or Steven Jacobs, Accounting Branch
Chief,
at (202) 551-3403. Direct any other questions to Jeffrey A. Shady at
(202) 551-3471, or the undersigned at (202) 551-3495.

	Sincerely,



	Elaine Wolff
	Legal Branch Chief

cc: 	Gary A. Agron, Esq.  (via facsimile)
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William J. Gallagher
Sweet Success Enterprises, Inc.
December 7, 2005
Page 5